May 1, 2007

Stephen C. Kircher
Chief Executive Officer
Solar Power, Inc.
4080 Cavitt Stallman Road, Suite 100
Granite Bay, California 95746

> **Re: Solar Power, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 17, 2007**
> **File No. 333-140023**

Dear Mr Kircher:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your response to our prior comment 2. We reissue our comment in part. Given that there is no market for your securities, please disclose the fixed price at which your selling shareholders will sell their securities. See Schedule A Item 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv). Please also modify your "Plan of Distribution" disclosure accordingly.

Prospectus Summary, page 1

2.   Revise to clarify what businesses IAS (HK) and IAS Electronics conducts. It appears that the products of IAS relate to cable, wire and mechanical assemblies rather than solar power systems, based on its website. Also, briefly describe the acquisition of Dale Renewables, including its business and the reasons for the acquisition.

3.   We note your response to our prior comment 3. Please disclose when you anticipate full scale production of your solar module manufacturing. We note you state in your response letter that you will begin "full scale production in May." If you are not currently manufacturing PV modules please remove the word "manufacture" from your disclosure in the first sentence of the second paragraph on page 2 and throughout your document.

4.   Supplementally advise how many shareholders received the 14.5 million shares of common stock in the merger. Also tell us which officers and directors of SPI assumed control of the combined companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

5.   We note you issued 14 million shares pursuant to your acquisition of IAS HK. Disclose the number of shareholders who received shares, and identify major shareholders. Explain the nature of the common control and all affiliations.

6.   We reissue comment 7. Your restatement of risk factors is not responsive to the comment.

7.   We note your response to our prior comment 15. We reissue the comment. Supplement your disclosure to provide additional detail regarding your expansion plans in China and the timing for the establishment of a national franchise network.

Critical Accounting Policies and Estimates, page 27

8.   Please refer to prior comment 9 from our February 14, 2007 letter. Please note that your disclosure of critical accounting policies and estimates should supplement and not duplicate your accounting policy footnotes. Please refer to Release 33-8350.

Results of Operations, page 30

9.   With respect to your results of operations for the fourth quarter ended December 31, 2006, as derived from your consolidated statements of operations for the year ended December 31, 2006 on page F-6 and your consolidated statements of operations for the nine months ended September 30, 2006 as shown on page F-5 of Amendment No. 1 to your Form SB-2, please respond to the following:

- It appears that your gross profit margin for the fourth quarter declined to 5.4%. Please tell us and revise to disclose the reasons for the significant decline in your margins during the fourth quarter, consistent with Item 303(b)(1) of Regulation S-B.

- It appears that selling and marketing costs were approximately $1,073,000 for the quarter ended December 31, 2006, representing a significant increase from $105,681 for the nine months ended September 30, 2006. Please tell us and disclose the causes of the significant increase, consistent with Item 303(b)(1) of Regulation S-B.
- In this regard we note that selling costs include $851,000 of marketing and business development costs. To assist an investor in understanding the causes of this increase, please tell us and disclose the nature of the significant components of these costs.

10.   We note from page F-7 that you recorded bad debt expense of $47,624 in 2006. Please tell us and revise to disclose the underlying causes of the expense, consistent with Item 303(b)(1) of Regulation S-B.

Liquidity and Capital Resources, page 31

11.   Disclose the material terms of the credit agreement entered into on September 19, 2006, which relates to the numerous promissory notes you entered into, and explain the material terms of those notes and the amount of cash received to date. File the credit agreement as an exhibit.

Description of Business, page 33

12.   In one location in the business section of your filing, expand to provide a more thorough description of the numerous transactions that took place since mid-2006. It would be beneficial for investors to have these described in full in one location, rather than scattered throughout the filing. *For each transaction*, disclose the material terms and consideration paid and/or received, the related party relationships and the nature of common control, the role of your affiliates and the consideration they received, and the business reasons for the transaction. Ensure that you provide all material information for each transaction under separate captions and in logical chronological order so that investors can understand much more clearly the transactions that have taken place. While we may have further comments, you can reduce the number of them by ensuring that the disclosure is clear and straightforward.

13.   Expand to identify all your subsidiaries. We note for example, that one subsidiary entered into a partnership with J.R. Conkey and Associates on March 21, 2007 to "sell, design and install solar systems in certain market segments in California." In the appropriate area of your Business section, please discuss the material terms of this arrangement and the business purpose. Explain what benefits and obligations you incur pursuant thereto. If there is any affiliation between J.R. Conkey & Associates and any of your officers, directors, or major shareholders, please describe.

14.   In an appropriate location in the business section, disclose the material terms of the acquisition of DRCI, including amounts paid for DRCI and the business reasons for the acquisition. Also describe obligations related to the DRCI acquisition, including under the contract revenues agreement with Sundance Power. Briefly describe DRCI's operations to date, and disclose any prior affiliation DRCI had with any of your officers, directors, and/or major shareholders. Supplementally, with a view toward disclosure, identify the CEO of DRCI at the time of the acquisition.

Industry Overview, page 34

15.   We note your response to our prior comment 17. We reissue the comment. Where you have cited statistics or data on your markets, please provide us with support for such data. Please provide copies of the relevant portions of such data marked to show the statistics you have included and the page number of your prospectus where such data has been used. Also tell us whether any of the reports were commissioned by you or prepared specifically for your use.

Customers, page 39

16.   Identify each customer that accounted for 10% or more of total revenues for each of the last two years, and state the percentage of total revenues attributable to each one. Identify the customer who accounted for the revenue increase in your most recent fiscal year in the cable, wire and mechanical assembly segment.

17.   We note your response to our prior comment 20. Please expand your response to describe the material terms of your agreements with Centex Homes and DR Horton, including any minimum purchase obligations. Disclose the amount of revenues to date from these agreements, and file them as exhibits. We note that DRCI had no revenues prior to your acquisition.

Manufacturing and Assembly Capabilities, page 41

18.   We note your response to our prior comment 21. Please revise the first sentence to clarify that you have never manufactured solar products, and explain why you believe you have a competitive advantage over competitors who actually have experience in manufacturing solar products.

19.   We note your response to our prior comment 22. Disclose what percentage of manufacturing space will be devoted to the manufacture of solar related products.

Sales and Marketing, page 42

20.   In light of the fact that you intend to open two retail showrooms in the next two months, please identify the geographic location of those sites.

Summary Compensation Table, page 47

21.   We note footnote 2. Disclose whether Mr. Strasser received any shares in connection with the merger or otherwise.

22.   Expand to briefly describe the departures of Messrs. Freiheit, Strasser, Smith and Landa. If they were all former employees of Welund, so state.

Certain Relationships and Related Transactions, page 53

23.   Your disclosure is confusing because the registrant is referred to as SPI throughout the document, and here SPI refers to your wholly owned subsidiary. Please revise the disclosure on page 54 and 55 to eliminate confusion.

24.   We note your response to our prior comment 28. Please update the amounts in the transactions to a date more recent than December 31, 2006. We note the transaction described in Note 16 on page F-24 that has recently occurred.

25.   We note your responses to comments 31 and 32. Please disclose the information contained in your response in this section.

26.   Please expand to disclose the transactions described in Note 11 on page F-21.

27.   Expand to describe any other transactions that occurred with entities under common control or that are affiliates of officers, directors, or major shareholders.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 55

28.   Please refer to prior comment 33 from our February 14, 2007 letter. You should also provide the disclosures required by Item 304 of Regulation S-B with respect to any changes in the accounting acquirer's auditor (i.e., SPI-CA) which occurred within 24 months prior to, or in any period subsequent to, the date of the acquirer's financial statements.

Selling Security Holders, page 56

29.   We note your response to our prior comment 34 and reissue the comment. Delete from the selling shareholder table the entities for which you are unable to identify the individuals with voting and/or investment control over the shares held by the entities, and reduce the number of shares being registered.

Financial Statements, page F-1

Solar Power, Inc., a California Corporation, Financial Statements, page F-3

30.   As stated in your response to prior comment 41 from our February 14, 2007 letter, "the Company has determined that no amendments are needed for the previously filed reports". Presumably this statement would also apply to your most recently filed Form 10-KSB (on April 13, 2007) whose financial statements for the year ended December 31, 2006 should be identical to those included in this registration statement. However, after comparing the two, we noted several differences. Please revise to correct the following inconsistencies in disclosure:

- Under "Note 8. Stockholders' Equity", please expand disclosure to include information on the "issuance of warrants to purchase common stock". Refer to page F-14 of Form 10-KSB.

- Under "Note 10. Stock-based Compensation – Valuation Assumptions", in the table provided for the assumptions used in the determination of the fair value of share-based payment awards, please expand to provide separate columns for service-based and performance-based awards. Since it appears that the table presented is for service-based awards, reconcile the risk-free interest rate used. In addition, expand disclosure in the paragraph following the table to include the statement on performance-based awards. Refer to page F-17 of Form 10-KSB.

- Under "Note 10. Stock-based Compensation – Equity Incentive Plan", please revise the table on changes in your non-vested stock options to include separate columns for service-based options, performance-based options and restricted stock. In a related matter, please include the number of shares and contractual life for restricted stock on the table for information regarding options outstanding as of December 31, 2006. Refer to page F-19 of Form 10-KSB.

- Under "Note 11. Related Party Transactions – Notes payable", please reconcile the amount of interest accrued during the year ended December 31, 2006 ($9,736) to the disclosure in the first paragraph of Note 16 on page F-24 ($7,562). Also refer to page F-20 of Form 10-KSB.

- Under "Note 12. Commitments and Contingencies", please revise the table on minimum rental payments under operating leases to reconcile to similar disclosure on page F-21 of Form 10-KSB. In this regard, expand your disclosure to include commitments related to improvements and plant equipment at the Company's Shenzhen facility.

- Under "Note 15. Geographical Information", in the table provided for the year ended December 31, 2006, please revise the amount recorded for "income before taxes" to reconcile to the amount recorded on the statement of operations (i.e., $2,073,059). Also refer to page F-22 of Form 10-KSB.

Report of Independent Registered Public Accounting Firm, pages F-3 and F-4

31.   Please have your auditors revise their reports to include conformed signatures that are consistent with the guidance provided in Item 302 (a) of Regulation S-T.

32.   We note that since Solar Power Inc. and IAS HK were entities under common control, consistent with paragraphs D-16 and D-17 of SFAS 141, you have presented their combined results of operations as though the transfer had occurred at the beginning of the periods presented.

- Please revise to include a report from your independent auditors covering the fiscal 2005 financial statements of Solar Power, Inc. Currently the only audit report for 2005 relates to the financial statements of International Assembly Solutions, Limited and subsidiary whose separate financial statements are not included in the filing. We note that you removed the audit report of BDO McCabe Lo Limited on the 2005 financial statements of Solar Power, Inc. and subsidiaries.

- Please have Macias Gini & O'Connell LLP explain how it considered the guidance in AU 543, in particular paragraphs .02, .03, .06 to .09, as well as .16 and .17, in deciding its ability to serve as principal auditor, the level of responsibility it accepted, and the manner in which it should express the division of responsibilities in its opinion.

- Please have Macias Gini & O'Connell LLP revise its report to name the subsidiaries whose financial statements it did not audit. In addition, we note that the report currently refers to "two foreign subsidiaries" but you have only included one other audit report referring to International Assembly Solutions Limited and subsidiary.

Consolidated Statements of Operations, page F-6

33.   Please refer to prior comment 43. Your response states that other non-operating income for the nine months ended September 30, 2006 of $42,302 includes a gain of $4,323 from the sale of scrap and $37,979 of tooling revenue. Please tell us why you classified these amounts as non-operating. Please also revise MD&A to quantify and discuss the nature of any significant components of this item, consistent with Item 303(b)(1) of Regulation S-B.

34.   In addition, we note that total other non-operating income declined from $42,302 for the nine months ended September 30, 2006 to $16,589 as of December 31, 2006, representing a decrease of $25,713. On page 31 you disclose that other income consists of income of $16,838 offset by expenses of $249. Please reconcile this disclosure with your response to prior comment 43 from our February 14, 2007 letter and the balance in this line item as of September 30, 2007. Please ensure that you have provided any disclosures required by SFAS 154 and Item 303 of Regulation S-B related to this change.

35.   We note that the amount of costs of goods sold and sales, marketing and customer service expenses for the year ended December 31, 2005 do not agree to the audited amounts for these items included in Amendment No. 1 to your Form SB-2. Please reconcile and provided any disclosures required by SFAS 154 and Item 303 of Regulation S-B related to this change.

36.   Please revise, if true, to state that the amounts for 2005 represent the period from inception on January 18, 2005 through December 31, 2005. Similarly revise throughout the document. Since this period is not eleven months, it does not appear appropriate to refer to the period as such.

Consolidated Statements of Cash Flows, page F-7

37.   We note that you reflect business development costs of $709,581 in 2006 as non-cash related expenses. Please tell us the type of consideration given for the business development costs and the method you used to value that consideration including any significant assumptions. Please also tell us the significant terms of the agreement and how you accounted for the costs and why. Please ensure that you have provided any disclosures required by U.S. GAAP for these costs.

38.   Please tell us what the line item "Proceeds from issuance of common stock" for cash of $15,422,932 represents and reconcile this with your statements of stockholders' equity. Please also tell us where you reflect the cash received from your merger with Welund Fund in December 2006.

Consolidated Statement of Stockholders' Equity, page F-9

39.   Please revise to show your statements of stockholders' equity from the date of inception, January 18, 2005. Otherwise, tell us why you believe it is appropriate to start with a balance as of December 31, 2004 which is before that date.

40.   Please tell us why you no longer reflect a contribution of capital of $17,948. We note that this item was included in your September 30, 2006 statement of stockholders' equity on page F-6 of Amendment No. 1 to your Form SB-2.

41.   We note that you issued warrants valued at $422,400 during 2006. Please tell us
        and disclose the significant terms of the issuance and the warrants, consistent with
        paragraph 4 of SFAS 129 and paragraph 64 of SFAS 123R. Please also disclose
        the method and significant assumptions used to value the warrants, consistent
        with paragraph 64 of SFAS 123R.

42.   Please reconcile the number of shares issued in the merger and the value assigned
        to those shares with the disclosures on page F-33.

Note 1. Organization and Basis of Financial Statement Presentation, page F-10

43.   Please refer to prior comment 44. As previously requested, to help us understand
        why you treated the merger of SPI and IAS HK as a "group reorganization
        entered into among entities under common control," please tell us in sufficient
        detail the nature of the relationships of the entities that created the common
        control. Your response should address the shareholders of both entities prior to
        the merger, their percentage ownerships, and the affiliations. Your discussion
        should address whether control of each of the combining companies changed as a
        result of the merger. You should also revise your disclosure to clarify the nature
        of the common control relationship.

44.   In addition, your response should address any other issues that you considered in
        your accounting for the merger, such as acquisitions of minority interest. Please
        refer to the accounting issues addressed in the speech by Leslie A. Overton at the
        December 12, 2006 AICPA Conference which is available on our website at
        http://www.sec.gov/news/speech/2006/spch121206lao.htm.

45.   Please refer to prior comment 45. We note that you entered into the management
        agreement with DRCI on August 20, 2006. Under paragraphs 14 – 15 and 18 of
        FIN46(R) you should consolidate a VIE at the date you first become the primary
        beneficiary. With respect to DRCI that date appears to be no earlier than August
        20, 2006. Please tell us why, with reference to the appropriate accounting
        literature, you have consolidated DRCI as of June 1, 2006.

46.   In addition, please revise throughout the document so that your disclosure of the
        reasons for consolidating DRCI is consistent with your response which refers to
        FIN 46(R). Please provide all of the disclosures required by paragraph 23 of FIN
        46(R).

47.   Please refer to prior comments 46 and 50. Please explain in sufficient detail why
        you reflect amounts you owe to DRCI as a prepaid expense for $331,192.

48.   In addition, with respect to your allocation of $637,088 to the estimated fair value
        of contract costs, please explain how you applied FIN 46(R) in recording the fair
        values of the customer lists, order/production backlog, and contractual and non-

contractual customer relationships of DRCI. Explain how the stated percentages relate to the determination of the underlying fair value of DRCI's assets. Tell us why these amounts are properly classified as prepaid assets and not as intangible assets. Ensure that you have provided all of the disclosures required by U.S. GAAP for the type of asset acquired.

49.   In Note 1 on page F-9 in pre-effective amendment No. 1 to the Form SB-2, you disclose that you allocated $701,493 and $267,577 of the purchase price of $1,446,565 to goodwill and the deferred tax liability, respectively. We note that you revised the allocation in amendment No. 2 so that you are now allocating $0 and $434,948 to the deferred tax liability and goodwill, respectively. Please tell us and revise to disclose the nature and amount of the adjustments made in the fourth quarter of 2006 that resulted in the changes in your allocation of the purchase price of DRCI.

50.   Please refer to prior comment 12 from our letter dated February 14, 2007.

    • Please revise to disclose, consistent with your response, that you acquired both contracts and a list of prospects.

    • Please tell us and disclose the value of each of the assets acquired.

    • Please tell us and disclose where you recorded the $500,000 on your balance sheet.

    • Please also tell us and disclose how you will account for the $500,000.

51.   In this regard, we note from your response that you recorded the amounts as a single prepaid asset and not as intangible assets under SFAS 142. Please tell us why with reference to the accounting literature upon which you relied.

52.   Further, we note the reference in your response to paragraph 26 of SFAS 141. Please tell us whether you believe that this transaction represents a business combination and, if so, why.

53.   We also note from your response that Sundance Power is eligible to earn an additional $175,000 in stock based upon the successful performance of the contracts. Please reconcile with your disclosure on page F-11 that the contingent consideration consists of 175,000 shares of common stock.

54.   Based upon whether you are contingently obligated to issue 175,000 shares or $175,000 in stock, please tell us and disclose how you are accounting for and valuing the contingent consideration. Tell us why, with reference to the accounting literature upon which you relied. Your response should include a discussion of how you determined the date, or dates, upon which you should measure the value of the consideration. It should also address whether and why

you should recognize any costs for the contingent consideration prior to the date it is earned if the transaction is not a business combination under SFAS 141.

Note 2. Summary of Significant Accounting Policies, page F-11

Revenue recognition, page F-11

55.   Please refer to prior comment 47. Please briefly discuss the nature of the processing services provided to your cable and wire assembly customers.

56.   Since you sell both products and services, it appears that you may enter into multiple-element arrangements. Please tell us and disclose when you recognize revenue for each separate element in multi-element arrangements. Identify the contract elements permitting separate revenue recognition and describe how they are distinguished. Explain how contract revenue is allocated among elements.

57.   Please indicate whether you customarily record revenues upon shipment and your terms are FOB shipping point or upon receipt by the customer and your terms are FOB destination.

58.   For major contracts or groups of similar contracts, please disclose essential terms. For example, we noted no reference to maintenance services in your revenue recognition discussion; however you discuss these services on page 34. Please tell us and disclose how you record revenue for these services.

59.   Please disclose any conditions of acceptance or warranties and describe the accounting treatments for the contingencies.

Note 8. Stockholders' Equity, page F-15

60.   Please disclose, similar to page F-33 that the assets and liabilities of Welund Fund, Inc. consisted primarily of cash and cash equivalents of $11,214,007 and were recorded at their historical values.

Note 10. Stock-Based Compensation, page F-17

61.   Please disclose, consistent with paragraph A240(a) of SFAS 123R, the general terms of your awards, such as requisite service period and any other substantive conditions, including the maximum contractual term. Please also provide the disclosures required by paragraph A240(d)(2) and (h).

62.   Please tell us where you disclose all of the information required by SFAS 123R with respect to the 2,000,000 restricted stock awards and options issued in the reverse merger with Welund Fund as disclosed on page F-33.

Note 11. Related Party Transactions, page F-21

63.   Please tell us and disclose the nature of the services provided in exchange for the service fees and the significant terms of any agreements underlying these service fees with related parties, consistent with SFAS 57.

Note 16. Subsequent Events, page F-24

64.   Please tell us about your analysis under FIN 46R for your SPIC partnership. Discuss the significant terms of the partnership agreement and how you analyzed those terms in your conclusion that you are required to consolidate the partnership under FIN 46R.

Dale Renewables Consulting, Inc., Financial Statements, page F-25

65.   Please refer to prior comment 55. As previously requested, you should provide the unaudited interim financial statements required by Item 310(c) of Regulation S-B, or tell us why you are not required to provide them.

Pro Forma Financial Information, page F-33

66.   You should only reflect pro forma statements of operations for the latest fiscal year and interim period, if any. Please delete your pro forma statements of operations for 2005.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Period Ended December 31, 2006, page F-35

67.   Please disclose the period of operations you are combining for each entity.

68.   Please refer to prior comment 66. Please revise to reflect the historical condensed financial statements of SPI-CA. We note that the numerical information for SPI-CA for the year ended December 31, 2006 does not agree to the historical statement of operations of SPI-CA for that period as shown on page F-6, including the number of shares outstanding.

69.   Please refer to prior comment 64. The weighted average shares outstanding for SPI-Nevada should already reflect the reverse stock split. Please revise footnote 2 accordingly.

70.   Please refer to prior comments 64 and 67. As previously requested, please include a footnote to show how you calculated the pro forma weighted average shares outstanding. The amount so calculated should be in compliance with SFAS 128. As such, it is not clear why the shares outstanding, as currently presented, should add across, nor how the pro forma amount is properly weighted.

71.   We note that you have historically consolidated the operations of DRCI with those of SPI-CA from June 1, 2006. As such, please revise to include a column to reflect a statement of operations for DRCI for the five months ended May 31, 2006, and appropriate pro forma adjusting entries, or tell us why the current presentation is appropriate.

72.   The historical financial statements of SPI-Nevada should reflect the impact of the discontinued operations. You should use those historical financial statements through income from continuing operations in your pro forma presentation and not present discontinued operations in the pro forma statements. As such, adjustment (1) appears to be inappropriate since there should be no adjustments related to the discontinued operations.

Solar Power, Inc. (formerly Welund Fund, Inc.), Financial Statements, page F-36

Statements of Stockholders' Equity (Deficit), page F-39

73.   We note that the balance as of December 31, 2005 for your common shares outstanding of 3,440,000 does not appear to reflect the 3-for-1 reverse stock split that occurred on October 5, 2006. Please revise to retroactively reflect the reverse split in all SPI – Nevada financial statements and footnotes.

Exhibit 5.1

74.   We note your revisions to your opinion of counsel. The opinion should be revised to state that the outstanding shares were "legally issued," in addition to being "fully paid and nonassessable."

Exhibits

75.   Please file the credit agreement dated September 19, 2006, between Solar Power (Nevada) and Solar Power (California).

76.   Please file the acquisition agreement of Dale Renewables.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): David C. Adams, Esq.